UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Attunity Ltd.

(Name of Issuer)

Ordinary Shares (par value New Israeli Shekel 0.1 per share)

(Title of Class of Securities)

M15332105

(CUSIP Number)

Dror Elkayam VP Finanace & Secretary Attunity Ltd. 8 Aba Even Street, Herzliya , Israel +972- 9-960-2630

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2005

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

        * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M15332105	13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shimon Alon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,000
	8	SHARED VOTING POWER 6,130,654 (1)
	9	SOLE DISPOSITIVE POWER 160,000
	10	SHARED DISPOSITIVE POWER 6,130,654 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,290,654 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3% (1)
14	TYPE OF REPORTING PERSON* IN

(1) See Item 5.

CUSIP No. M15332105	13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ron Zuckerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000
	8	SHARED VOTING POWER 6,130,654 (2)
	9	SOLE DISPOSITIVE POWER 110,000
	10	SHARED DISPOSITIVE POWER 6,130,654 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,240,654 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1% (2)
14	TYPE OF REPORTING PERSON* IN

(2) See Item 5.

CUSIP No. M15332105	13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aki Ratner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,000
	8	SHARED VOTING POWER 6,130,654 (3)
	9	SOLE DISPOSITIVE POWER 440,000
	10	SHARED DISPOSITIVE POWER 6,130,654 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,570,654 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2% (3)
14	TYPE OF REPORTING PERSON* IN

(3) See Item 5.

        This Amendment No. 2 amends and supplements the Schedule 13D filed by Shimon Alon, Ron Zuckerman and Aki Ratner (the “Reporting Persons”), with the Securities and Exchange Commission on January 9, 2004 (as amended on June 6, 2004, the “Schedule 13D”) in respect of the Ordinary Shares, par value NIS 0.1 each (“Ordinary Shares”), of Attunity Ltd., an Israeli company (the “Issuer”).

        Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c) and (f):      Each of the Reporting Persons is an individual who is an Israeli citizen.

        The mailing address of Shimon Alon is 55 Rawson Rd., Brookline, MA 02445. The present principal occupation of Shimon Alon is Chairman of the Board of Directors of the Issuer.

        The mailing address of Ron Zuckerman is 3 Yoav Street, Zahala, Tel Aviv, Israel. The present principal occupation of Ron Zuckerman is managing partner of two Israeli venture capital funds named Magnum Communication Fund and the First Israeli Turnaround Fund. He is also a member of the Board of Directors of the Issuer.

        The mailing address of Aki Ratner is 17 Daniel Street, Ramat Gan, Israel. The present principal occupation of Aki Ratner is Chief Executive Officer of the Issuer. He is also a member of the Board of Directors of the Issuer.

(d) and (e):      During the past five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        On December 30, 2003, the Reporting Persons, on behalf of themselves and certain other individuals and entities, namely, GF Capital Management & Advisors LLC, Peter Luggen, Barossa Finance Ltd., Sharon Kotlicki-Pery, Avishai Kotlicki and Genia Kotlicki (the “Purchasers”) acquired an aggregate of (i) 2,043,146 Ordinary Shares, (ii) Series A Warrants to purchase an aggregate of 2,208,489 Ordinary Shares at an exercise price of $1.75, and (iii) Series B Warrants to purchase an aggregate of 736,162 Ordinary Shares at an exercise price of $2.25 (was later adjusted to $2.00), for an aggregate purchase price of $3,166,876.30. The transactions were carried pursuant to the Purchase Agreement, dated December 23, 2003 (the “2003 Purchase Agreement”).

        In connection with the said transaction, the Reporting Persons entered into a Stockholders Agreement, dated December 23, 2003, with the Purchasers. The 2003 Stockholders Agreement was replaced in February 2004 by the Stockholders Agreement, dated February 2004 (the “2004 Stockholders Agreement”). Pursuant to the 2004 Stockholders Agreement, the Reporting Persons, in any combination of two signatures, have dispositive power over the acquisition, disposition, exercise and/or conversion of the securities outlined in Item 5(a)(1) below. Further, the Reporting Persons were granted sole and discretionary power, in any combination of two signatures, to exercise the voting rights of each of the securities outlined in Item 5(a)(1) below.

        On May 5, 2004 each of the Reporting Persons on behalf of themselves and the Purchasers closed a private placement with the Issuer for the purchase of five-year Convertible Promissory Notes in the aggregate amount of $2,000,000 which are convertible into an aggregate of 1,142,857 Ordinary Shares. A three-year warrant (the “May 2004 Warrant”), which expires on May 4, 2007, at 5:00 p.m. Eastern Time, was issued to each of the Reporting Persons in connection with their election to the Board of Directors of the Issuer for the purchase of 480,000 Ordinary Shares in the aggregate. The May 2004 Warrant is exercisable at an exercise price of $1.75 per Ordinary Share.

        On May 5, 2004, the Reporting Persons were elected to the Board of Directors of the Issuer. Messrs. Alon and Zuckerman began their tenure immediately and Mr. Ratner began serving his tenure in July 2004. On May 5, 2004, Mr. Alon assumed the position of Chairman of the Board of Directors of the Issuer. In addition, Mr. Ratner was appointed as the Issuer’s Chief Executive Officer in September 2004 and, in connection therewith, received options to purchase 750,000 Ordinary Shares, at an exercise price equal to $2.30 per Ordinary Share, which vest in three equal parts of 250,000, starting on September 9, 2005.

        Except as may be provided otherwise herein or in the 2004 Stockholders Agreement, the Reporting Persons do not presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above. However, due to changing circumstances, the Reporting Persons may in the future elect otherwise and reserve their right to effectuate any and all changes which they deem in furtherance of the best interests of the Issuer.

        The foregoing description of the 2003 Purchase Agreement, 2003 Stockholders Agreement, 2004 Stockholders Agreement, the May 2004 Warrant and the Convertible Promissory Note does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of such documents filed as part of the Schedule 13D (see Item 7).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        The information given hereinbelow is based on 17,244,339 Ordinary Shares outstanding as of November 21, 2005.

(a) and (b)

1.         Each of the Reporting Persons and the Purchasers own the following securities, which are governed by the terms of the 2004 Stockholders Agreement:

—	Mr. Alon owns 375,939 Ordinary Shares, Series A Warrants to purchase 406,362 Ordinary Shares, Series B Warrants to purchase 135,454 Ordinary Shares and a Convertible Promissory Note to purchase 210,286 Ordinary Shares, which, in the aggregate, would constitute approximately 6.27% of the issued and outstanding Ordinary Shares of the Issuer;

—	Mr. Zuckerman owns 375,939 Ordinary Shares, Series A Warrants to purchase 406,362 Ordinary Shares, Series B Warrants to purchase 135,454 Ordinary Shares and a Convertible Promissory Note to purchase 210,286 Ordinary Shares, which, in the aggregate, would constitute approximately 6.27% of the issued and outstanding Ordinary Shares of the Issuer;

—	Mr. Ratner, in his individual capacity, owns 163,452 Ordinary Shares, Series A Warrants to purchase 176,679 Ordinary Shares, Series B Warrants to purchase 58,893 Ordinary Shares and a Convertible Promissory Note to purchase 91,429 Ordinary Shares, which, in the aggregate, would constitute approximately 2.79% of the issued and outstanding Ordinary Shares of the Issuer;

—	Sharon Kotlicki-Perry owns 187,969 Ordinary Shares, Series A Warrants to purchase 203,181 Ordinary Shares, Series B Warrants to purchase 67,727 Ordinary Shares and a Convertible Promissory Note to purchase 105,143 Ordinary Shares, which, in the aggregate, would constitute approximately 3.2% of the issued and outstanding Ordinary Shares of the Issuer;

—	Avishai Kotlicki owns 93,985 Ordinary Shares, Series A Warrants to purchase 101,590 Ordinary Shares, Series B Warrants to purchase 33,863 Ordinary Shares and a Convertible Promissory Note to purchase 52,571 Ordinary Shares, which would constitute approximately 1.62% of the issued and outstanding Ordinary Shares of the Issuer;

—	Genia Kotlicki owns 93,985 Ordinary Shares, Series A Warrants to purchase 101,590 Ordinary Shares, Series B Warrants to purchase 33,863 Ordinary Shares and a Convertible Promissory Note to purchase 52,571 Ordinary Shares which would constitute approximately 1.62% of the issued and outstanding Ordinary Shares of the Issuer;

—	GF Capital Management & Advisors LLC owns 225,563 Ordinary Shares, Series A Warrants to purchase 243,817 Ordinary Shares, Series B Warrants to purchase 81,272 Ordinary Shares and a Convertible Promissory Note to purchase 126,171 Ordinary Shares, which would constitute approximately 3.82% of the issued and outstanding Ordinary Shares of the Issuer;

—	Peter Luggen owns 150,376 Ordinary Shares, Series A Warrants to purchase 162,545 Ordinary Shares, Series B Warrants to purchase 54,182 Ordinary Shares and a Convertible Promissory Note to purchase 84,114 Ordinary Shares, which would constitute approximately 2.57% of the issued and outstanding Ordinary Shares of the Issuer; and

—	Barossa Finance Ltd. owns 375,939 Ordinary Shares, Series A Warrants to purchase 406,362, Series B Warrants to purchase 135,454 and a Convertible Promissory Note to purchase 210,286 Ordinary Shares, which would constitute approximately 6.27% of the issued and outstanding Ordinary Shares of the Issuer.

2.         In addition, the Reporting Persons own the following securities, which are not governed by the terms of the 2004 Stockholders Agreement:

—	Mr. Alon owns a May 2004 Warrant exercisable into 150,000 Ordinary Shares and options, exercisable within 60 days, to purchase 10,000 Ordinary Shares at an exercise price per share equal to $2.42;

—	Mr. Zuckerman owns a May 2004 Warrant exercisable into 100,000 Ordinary Shares and options, exercisable within 60 days, to purchase 10,000 Ordinary Shares at an exercise price per share equal to $2.42; and

—	Mr. Ratner owns a May 2004 Warrant exercisable into 190,000 Ordinary Shares and options, exercisable within 60 days, to purchase 250,000 Ordinary Shares at an exercise price per share equal to $2.30.

3.         In light of the above:

—	Mr. Alon beneficially owns, by virtue of the 2004 Stockholders Agreement, 6,290,654 Ordinary Shares (representing the securities owned by each of the Reporting Persons and the Purchasers as set forth in Section 1 above and by Mr. Alon as set forth in Section 2 above), which would constitute approximately 29.3% of the issued and outstanding Ordinary Shares of the Issuer.

Of the 6,290,654 Ordinary Shares, Mr. Alon (1) has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, 6,130,654 Ordinary Shares and (2) has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the 160,000 Ordinary Shares beneficially owned by him (as set forth in Section 2 above).

—	Mr. Zuckerman beneficially owns, by virtue of the 2004 Stockholders Agreement, 6,240,654 Ordinary Shares (representing the securities owned by each of the Reporting Persons and the Purchasers as set forth in Section 1 above and by Mr. Zuckerman as set forth in Section 2 above), which would constitute approximately 29.1% of the issued and outstanding Ordinary Shares of the Issuer

Of the 6,240,654 Ordinary Shares, Mr. Zuckerman (1) has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, 6,130,654 Ordinary Shares and (2) has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the 110,000 Ordinary Shares beneficially owned by him (as set forth in Section 2 above).

—	Mr. Ratner beneficially owns, by virtue of the 2004 Stockholders Agreement, 6,570,654 Ordinary Shares (representing the securities owned by each of the Reporting Persons and the Purchasers as set forth in Section 1 above and by Mr. Ratner as set forth in Section 2 above), which would constitute approximately 30.2% of the issued and outstanding Ordinary Shares of the Issuer.

Of the 6,570,654 Ordinary Shares, Mr. Ratner (1) has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, 6,130,654 Ordinary Shares and (2) has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the 440,000 Ordinary Shares beneficially owned by him (as set forth in Section 2 above).

(c), (d) and (e) Not applicable.

Item 7.	Materials to be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement
2	2003 Purchase Agreement (1)
3	2003 Stockholders Agreement (2)
4	2004 Stockholders Agreement (3)
5	Form of May 2004 Warrant (4)
6	Form of Convertible Promissory Note (5)

(1)	Filed as Exhibit 2 to the Reporting Persons' Schedule 13D filed with the SEC on January 9, 2004, and incorporated herein by reference.
(2)	Filed as Exhibit 3 to the Reporting Persons' Schedule 13D filed with the SEC on January 9, 2004, and incorporated herein by reference.

(3)	Filed as Exhibit 2 to the Reporting Persons' Schedule 13D/A filed with the SEC on June 16, 2004, and incorporated herein by reference.
(4)	Filed as Exhibit 3 to the Reporting Persons' Schedule 13D/A filed with the SEC on June 16, 2004, and incorporated herein by reference.
(5)	Filed as Exhibit 4 to the Reporting Persons' Schedule 13D/A filed with the SEC on June 16, 2004, and incorporated herein by reference.

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the Reporting Persons certify that the information set forth in this Schedule is true, complete and correct.

        This Schedule may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 3, 2006

/s/ Shimon Alon —————————————— Shimon Alon

/s/ Ron Zuckerman —————————————— Ron Zuckerman

/s/ Aki Ratner —————————————— Aki Ratner